N-SAR Item 77.D.  Policies with Respect to Security Investment

I. At a meeting held on May 10, 2005, the Board of Dreyfus Investment Portfolios revised, effective June 30, 2005, the Emerging Leaders Portfolio's investment approach so that, as of that date, investment decisions for the Portfolio are made by a committee of portfolio managers that comprise the Smallcap Team of Franklin Portfolio Associates, LLC, an affiliate of The Dreyfus Corporation. These portfolio managers select stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

o fundamental momentum, meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises

o relative value, such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe

o long-term growth, based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons

o additional factors, such as technical factors, trading by company insiders or share issuance/buy-back data

Next, through a "bottom-up" approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers will attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the Emerging Leaders Portfolio's benchmark. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

This change to the Emerging Leaders Portfolio's investment approach is reflected in a supplement filed pursuant to Rule 497(e) under the Securities Act of 1933, as amended, dated May 11, 2005 and filed with the Securities and Exchange Commission on May 10, 2005, to be attached to the Portfolio's prospectus dated May 1, 2005.


II. At a meeting held on April 21, 2005, the Board of Dreyfus Investment Portfolios revised, effective May 1, 2005, the definition of "growth companies" for Founders International Equity Portfolio to reflect companies included in the Morgan Stanley Capital International (World) ex U.S. Growth Index (the "MSCI Growth Index") in lieu of companies included in the Citigroup Primary Market Index. The MSCI Growth Index became, as of May 1, 2005, Founders International Equity Portfolio's secondary performance benchmark. These changes are reflected in the Prospectus for Founders International Equity Portfolio dated May 1, 2005 and filed with the Securities and Exchange Commission pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, on April 25, 2005.